Suite 300 39577 Woodward Avenue
Bloomfield Hills, Michigan 48304 www.dykema.com

Tel: (248) 203-0700 Fax: (248) 203-0763

D. Richard McDonald Direct Dial: (248) 203-0859 Email: drmcdonald@dykema.com
January 9, 2006
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
ATTENTION: Angela Crane, Branch Chief

Re:	Knowles Electronics Holdings, Inc. Form 10-K for the Fiscal Year Ended December 31, 2004 Form 10-Q for the Fiscal Quarter Ended March 31, 2005 File No. 333-40076
Dear Ms. Crane:
          On behalf of Knowles Electronics Holdings, Inc. (“Knowles” or the “Company”), we submit the following in response to written comments received from the staff of the Securities and Exchange Commission (the “Staff”) in a letter dated October 4, 2005, regarding the above referenced annual and quarterly reports (collectively, the “Reports”).
          Capitalized terms not defined in this letter have the meanings assigned to them in the applicable Report.
Response to Comment Letter
Form 10-K for the Fiscal Year Ended December 31, 2004
Note 1. Accounting Policies, page 42
Revenue Recognition, pages 45
1. We note that you recognize revenue when title to the products transfers to the customer which “typically is upon shipment”. Please tell us in what instances title to the products does not pass upon shipment. Also describe any right of return or customer acceptance provisions and how these provisions impact revenue recognition. Refer to SAB 104 in your response.
          Knowles used the language “typically is upon shipment” since we have three types of sales where title does not pass to the customer at shipment. First, Knowles had two customers where Knowles holds inventory at the customers’ facility on a consignment inventory basis. Contractually, title does not transfer until the product is pulled from that inventory by the
CALIFORNIA | ILLINOIS | MICHIGAN | WASHINGTON D.C.

U.S. Securities and Exchange Commission
ATTENTION: Angela Crane
January 9, 2006

customer, at which time we recognize revenue. These consignment sales were approximately 21% of our 2004 revenues. Second, Knowles also has a small number of customers where title passes to the customer when the product reaches the customer’s facility (FOB-Destination terms). We recognize revenue when these products reach the customers’ facility. FOB Destination sales represent approximately 2% of our revenues. Finally, Knowles has a customer where title passes after the customer has approved the product upon inspection at the customers’ facility. In this case the customer has advised us that their inspection process is completed within two weeks of receipt and we therefore recognize the sale after this inspection period has elapsed. Sales to this customer represent approximately 4% of sales.
          Our customers do not have general rights of return. Our customers may return product they believe is defective under the terms of our product warranty for which we estimate and record a liability based on historical experience.
          We believe we are recognizing revenue in accordance with SAB 104 for each of these types of sales as:
•	We have persuasive evidence of an arrangement in the form of sales contracts and specific purchase orders.

•	Delivery has occurred and title has transferred as discussed above.

•	Our price has been fixed within the purchase orders and/or sales contracts.

•	Collectibility is reasonably assured as the customer has specific terms for payment which begin at the point of title transfer.
Note 5. Income Taxes, page 48
          2. We note that you reversed $10.3 million of deferred tax liabilities related to unrepatriated accumulated earnings of several of your wholly owned foreign subsidiaries during 2004. Please tell us more about why it is more likely than not that these earnings will not be repatriated as dividends to the U.S. in the future. Demonstrate that your accounting complies with GAAP.
          At the end of 2004, the Company reviewed future business plans and considered these plans against the potential for repatriation of earnings from foreign subsidiaries back into the United States. Considerations included:
a.	The effect of our restructuring manufacturing and distribution activities over the past four years.

b.	Future sales growth that will require capital expenditures at foreign manufacturing locations.
CALIFORNIA | ILLINOIS | MICHIGAN | WASHINGTON D.C.

U.S. Securities and Exchange Commission
ATTENTION: Angela Crane
January 9, 2006

c.	Future sales growth requires increased working capital requirements at foreign subsidiaries.

d.	The vast majority of trade activities and cash generation will continue to occur at the U.S. operating company.

e.	The trade sales activity of foreign subsidiaries would continue to be primarily based on low margin commission and limited risk distributorship arrangements such that the cash earnings are primarily generated by the U.S. operating company.

f.	While we did repatriate earnings from Malaysia and China in one of the last four years (2003) to assist in servicing our debt obligations, no foreign earnings were repatriated in 2004 as we had sufficient liquidity from U.S. earnings and credit lines.
          Our conclusion was that the liquidity needs of the Company would continue to be met by the cash earnings of the U.S. operating company and credit lines. Further, we concluded that it was more likely than not that the undistributed earnings of our Malaysia and China foreign subsidiaries would continue to be reinvested in working capital and fixed assets to support the growth of the business for the foreseeable future. Based on this conclusion we eliminated the deferred tax liability we had recorded when we had expected that undistributed earnings would be repatriated to the U.S.
Exhibit Index, page 79
          3. We note that you have not furnished the exhibit 32 certifications in your Form 10-K or your Form 10-Q. Exhibit 32 certifications are a required exhibit for all Form 10K and the Form 10-Q filings. Please refer to Rule 15d-14 of the Securities Exchange Act and Section III. B of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. Accordingly, please amend your filings to furnish these exhibits.
          The Company is a voluntary filer and not an “issuer” for purposes of Rule 15d-14. On that basis, the Company did not file the exhibit 32 certification in its Form 10-K or Form 10-Q filings because it did not believe that the exhibit 32 certification was required.
          The Company does not have any securities registered under Section 12 of the Securities Exchange Act of 1934 nor is it required to file reports under Section 15(d) of the Exchange Act. Prior to their redemption on October 28, 2005, the Company had outstanding approximately $153.2 million 13 1/8% Senior Subordinated Notes due 2009 that were at all times held by fewer than 300 holders. The Notes were registered under the Securities Act of 1933 on June 23, 2000 on Form S-4 pursuant to a debt exchange offer in connection with the initial sale of the Notes under Rule 144A. Pursuant to the Indenture governing the Notes, the Company filed periodic reports under the Exchange Act.
CALIFORNIA | ILLINOIS | MICHIGAN | WASHINGTON D.C.

U.S. Securities and Exchange Commission
ATTENTION: Angela Crane
January 9, 2006

          Paragraph (a) of Rule 15d-14 applies to all reports filed on Form 10-Q, Form 10-K, and other forms, under Section 15(d) of the Exchange Act. Paragraph (b) of Rule 15d-14 applies to periodic reports “filed by an issuer” pursuant to Section 15(d) of the Exchange Act. Accordingly, the Company has included in its Form 10-Q and Form 10-K filings the so-called 302 certifications pursuant to Exhibit 31 of Item 601 of Regulation SK and Rule 15d-14(a), but has not included the so-called 906 certifications pursuant to Exhibit 32 and Rule 15d-14(b). Exhibit 32 requires, among other things, the certifications “required” by Rule 15d-14(b). In the Company’s case, because the Company is not an “issuer”, we believe that Rule 15d-14(b) does not require the filing of a so-called 906 certification. We believe this view is supported by Question 1 of the Division of Corporate Finance: Sarbanes Oxley Act of 2002 – Frequently Asked Questions, dated November 14, 2002, which clarifies that voluntary filers are not “issuers” for purposes of the Sarbanes Oxley Act.
          As requested by the Staff, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions relating to these responses, please feel free to contact the undersigned at 248-203-0859.
Regards,
Dykema Gossett pllc
D. Richard McDonald

cc:	Kevin Kuhar Steven Peterson Thomas Cassidy
CALIFORNIA | ILLINOIS | MICHIGAN | WASHINGTON D.C.